UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of December 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes         No  X

JOINT ANNOUNCEMENT by
Harmony Gold Mining Co. Ltd. and MINTEK

HARMONY AND MINTEK JOIN FORCES TO CREATE MUSUKU BENEFICIATION SYSTEMS	Issued by Harmony Gold Mining Company Limited
Johannesburg – 11 December 2002 - Harmony Gold Mining Company Limited (“Harmony”) (NYSE: HMY), the fifth largest gold producer in the world, and Mintek, the leader in minerals and metals technology in South Africa, today announced that the parties had signed a Memorandum of Understanding to create Musuku Beneficiation Systems, an integrated manufacturing and technology group focussing on the beneficiation of precious metals.

Musuku, meaning gold in Venda, will introduce, through a combination of specialised refining technologies and standardised business management practices, a major paradigm shift in the way precious metals are processed by primary precious metals producers. It will provide the management, operational and technical services necessary to profitably integrate value-adding processes into the gold mining industry.

This approach will not only be applied to South Africa, but also to other countries where precious metals play a significant role in their economies, and where the use of their developed technologies can be deployed. ...2/	For release on Wednesday
11 December 2002

For more details contact:

Ferdi Dippenaar
on +27(0)82 807 3684

or

Dr Nic Barcza
on +27(0)11 709 4680

 Web site:

www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NYSE: HMY

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

This is expected to unlock significant value in the value chain of the precious metals industry and help South Africa gain a dominant position in the downstream value-adding industries such as jewellery manufacture and industrial applications for precious metals.

In support of the recently announced Mining Charter, this new venture for the first time represents a significant opportunity for the participation of a Black Economic Empowerment company in the beneficiation of precious metals in South Africa. “Through the Musuku initiative, it is anticipated that the operational expertise of the two companies, in the area of beneficiation of precious metals, will be leveraged to create a globally competitive value adding business,” said Paul Jordan, President and Chief Executive Officer of Mintek.

Harmony, the only producer to refine and market its own gold, recently upgraded its refinery in the Virginia to produce in excess of 100 tons of refined gold per annum. A large range of value-added products are currently produced for the local and export markets. “The creation of this business venture is the next logical step in extending the competitive advantage we have established over the past few years, to a larger market,” commented Ferdi Dippenaar, Harmony’s Marketing Director. “Our company has embarked on and supported a range of beneficiation projects which have resulted in benefits to all our stakeholders, i.e. our shareholders, the local communities in which we operate, and the local jewellery manufacturing companies. In addition these activities are creating employment opportunities in the Free State goldfields, an area which has a high level of poverty, and has an economy that needs to be regenerated following the downscaling of the mining activities in the region,” he concluded.

Ends

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2002

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer